Exhibit 99.1

Pending legal actions before the Federal Mine Safety and Health Review Commission for each coal mine of which the Company is an operator as required by §1503(a)(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

MINE	DOCKET NO.
Mine #5 – Previously Owned	SE 2010-717

Mine #5 – Previously Owned	SE 2010-846

Mine No. 14	SE 2010-1025-R

Mine No. 14	SE 2010-1026-R

Mine No. 14	SE 2010-1027-R